Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-145083
December 8, 2009

Issuer:	Wisconsin Electric Power Company

Security:	4.25% Debentures due December 15, 2019

Principal Amount:	$250,000,000

Maturity:	December 15, 2019

Coupon:	4.25%

Initial Price to Public:	99.678% per Debenture

Yield to Maturity:	4.29%

Spread to Benchmark Treasury:	+90 bp

Benchmark Treasury:	3.375% due November 15, 2019

Benchmark Treasury Yield:	3.390%

Interest Payment Dates:	June 15 and December 15, commencing June 15, 2010

Redemption Provisions:	The debentures will be redeemable as a whole at any time, or in part from time to time, at our option, at a redemption price equal to the greater of (a) 100% of the principal amount of the debentures being redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus accrued interest to the redemption date.

Expected Settlement:	T+5; December 15, 2009

Ratings*:	A1/A-/A+ (Moody’s/S&P/Fitch)

CUSIP:	976656CC0

Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co.

Co-Managers:	Loop Capital Markets LLC Samuel A. Ramirez & Co., Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or Goldman, Sachs & Co. toll-free at 1-866-471-2526.